03016729

RECD S.E.C.
MAR 1 1 2003
1086

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Bear Stearns Asset Backed Securities, Inc.
Exact Name of Registrant As Specified In Charter

0000946812
Registrant CIK Number

Form 8-K dated March 11, 2003
Electronic Report, Schedule or Registration Statement of which the documents are a part (give period of report)

No. 333-43091
SEC File Number, if available

____
Name of Person Filing the Document (If Other than the Registrant)

SIGNATURES

Filings Made by the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 11, 2003.

BEAR STEARNS ASSET BACKED SECURITIES, INC.
(Registrant)

By: [signature]
Name: Jonathan Lieberman
Title: Senior Managing Director

PROCESSED
MAR 1 2 2003
THOMSON FINANCIAL

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on __________, 20__, that the information set forth in this statement is true and complete.

By: ______________________
Name:
Title:

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

Current Report Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 11, 2003

Bear Stearns Asset Backed Securities, Inc.
(Exact name of registrant specified in Charter)

Delaware	333-91334	13-3836437
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

383 Madison Avenue New York, NY	10179
(Address of principal executive offices)	Zip Code

Registrant's telephone, including area code: (212) 272-2000

Not Applicable
(Former name and former address, if changed since last report)

ITEM 5. Other Events

Filing of Supplemental Computational Materials

In connection with the proposed offering of the Bear Stearns Asset Backed Securities, Inc., Irwin Home Equity Loan Trust 2003-1, Home Equity Loan-Backed Notes, Series 2003-1 (the "Notes"), Bear, Stearns & Co. Inc., as the underwriter (the "Underwriter"), has previously prepared certain materials (the "Computational Materials", which have been previously filed with the Securities and Exchange Commission under Form 8-K on March 6, 2003) and prepared certain supplemental materials (the "Supplemental Computational Materials") for distribution to its potential investors. Although Bear Stearns Asset Backed Securities, Inc. (the "Company") provided the Underwriter with certain information regarding the characteristics of the mortgage loans (the "Mortgage Loans") in the related portfolio, the Company did not participate in the preparation of the Computational Materials or the Supplemental Computational Materials.

For purposes of this Form 8-K, "Computational Materials" and "Supplemental Computational Materials", collectively, shall mean the Series 2003-1 term sheet, computer generated tables and/or charts displaying, with respect to the Notes, any of the following: yield; average life; duration, expected maturity; interest rate sensitivity; loss sensitivity; cash flow characteristics; background information regarding the Mortgage Loans; the proposed structure; decrement tables; or similar information (tabular or otherwise) of a statistical, mathematical, tabular or computational nature. The Supplemental Computational Materials are attached hereto as Exhibit 99.1.

ITEM 7. Financial Statements and Exhibits

(a) Not applicable.

(b) Not applicable.

(c) Exhibits:

99.1 The Irwin Home Equity Loan Trust 2003-1 Supplemental Computational Materials, filed on Form 8-K dated March 11, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BEAR STEARNS ASSET BACKED SECURITIES, INC.

Date: March 11, 2003

By: /s/ JONATHAN LIEBERMAN
Name: Jonathan Lieberman
Title: Senior Managing Director

INDEX TO EXHIBITS

Paper (P) or Exhibit No.	Description	Paper (P) or Electronic (E)
(99.1)	The Irwin Home Equity Loan Trust 2003-1 Supplemental Computational Materials, filed on Form 8-K dated March 11, 2003	P

RON-IR87H
Sensitivity

Settle Date: 3/11/2003 US Treasury Curve Date: 2/12/2003

Tranche: B1 (B1)													
Price	0	50	75	100	125	150	0	50	75	100	125	150	PREPAY
	10%	10%	10%	10%	10%	10%	0%	0%	0%	0%	0%	0%	CALL
	19.84	11.67	7.63	5.64	4.64	4.21	20.08	12.07	8.36	6.19	5.08	4.58	Avg. Life
	237	70	45	37	39	41	237	70	45	37	39	41	Prin. Start
	12/25/2022	1/25/2009	12/25/2006	4/25/2006	6/25/2006	8/25/2006	12/25/2022	1/25/2009	12/25/2006	4/25/2006	6/25/2006	8/25/2006	Prin. Start Date
	238	209	137	101	79	64	283	238	237	175	140	115	Prin. End
	1/25/2023	8/25/2020	8/25/2014	8/25/2011	10/25/2009	7/25/2008	10/25/2026	1/25/2023	12/25/2022	10/25/2017	11/25/2014	10/25/2012	Prin. End Date
	2	140	93	65	41	24	47	169	193	139	102	75	Prin. Window Len
97.092560	5.10	5.21	5.34	5.48	5.59	5.66	5.11	5.23	5.41	5.56	5.67	5.72	Yield
	362.874	373.581	386.605	400.000	410.767	416.670	363.858	376.142	393.495	407.137	417.609	422.994	DM(Act)
	12.39	8.44	6.08	4.72	4.00	3.70	12.47	8.61	6.45	5.05	4.29	3.96	Duration

The following auumptions were used to create 0

Assumptions
G:RON-IR87H-G01 : Prepay:4.00% CPR
G:RON-IR87H-G2A : Prepay:2.00% CPR
G:RON-IR87H-G2B : Prepay:.00% CPR
G:RON-IR87H-G2C : Prepay:.00% CPR
For other tranches :Prepay:.00% CPR Call:10%

The following auumptions were used to create 50

Assumptions
G:RON-IR87H-G01 : Prepay:C50 ACPR
G:RON-IR87H-G2A : Prepay:T50 ACPR
G:RON-IR87H-G2B : Prepay:P50 ACPR
G:RON-IR87H-G2C : Prepay:H50 ACPR
For other tranches :Prepay:.00% CPR Call:10%

The following auumptions were used to create 75

Assumptions
G:RON-IR87H-G01 : Prepay:C75 ACPR
G:RON-IR87H-G2A : Prepay:T75 ACPR
G:RON-IR87H-G2B : Prepay:P75 ACPR
G:RON-IR87H-G2C : Prepay:H75 ACPR
For other tranches :Prepay:.00% CPR Call:10%

The following auumptions were used to create 100

Assumptions
G:RON-IR87H-G01 : Prepay:C100 ACPR
G:RON-IR87H-G2A : Prepay:T100 ACPR
G:RON-IR87H-G2B : Prepay:P100 ACPR
G:RON-IR87H-G2C : Prepay:H100 ACPR
For other tranches :Prepay:.00% CPR Call:10%

RON-IR87H
Sensitivity

Settle Date: 3/11/2003 US Treasury Curve Date: 2/12/2003

The following auumptions were used to create 125

Assumptions
G:RON-IR87H-G01 : Prepay:C125 ACPR
G:RON-IR87H-G2A : Prepay:T125 ACPR
G:RON-IR87H-G2B : Prepay:P125 ACPR
G:RON-IR87H-G2C : Prepay:H125 ACPR
For other tranches :Prepay:.00% CPR Call:10%

The following auumptions were used to create 150

Assumptions
G:RON-IR87H-G01 : Prepay:C150 ACPR
G:RON-IR87H-G2A : Prepay:T150 ACPR
G:RON-IR87H-G2B : Prepay:P150 ACPR
G:RON-IR87H-G2C : Prepay:H150 ACPR
For other tranches :Prepay:.00% CPR Call:10%

The following auumptions were used to create 0

Assumptions
G:RON-IR87H-G01 : Prepay:4.00% CPR
G:RON-IR87H-G2A : Prepay:2.00% CPR
G:RON-IR87H-G2B : Prepay:.00% CPR
G:RON-IR87H-G2C : Prepay:.00% CPR
For other tranches :Prepay:.00% CPR

The following auumptions were used to create 50

Assumptions
G:RON-IR87H-G01 : Prepay:C50 ACPR
G:RON-IR87H-G2A : Prepay:T50 ACPR
G:RON-IR87H-G2B : Prepay:P50 ACPR
G:RON-IR87H-G2C : Prepay:H50 ACPR
For other tranches :Prepay:.00% CPR

The following auumptions were used to create 75

Assumptions
G:RON-IR87H-G01 : Prepay:C75 ACPR
G:RON-IR87H-G2A : Prepay:T75 ACPR
G:RON-IR87H-G2B : Prepay:P75 ACPR
G:RON-IR87H-G2C : Prepay:H75 ACPR
For other tranches :Prepay:.00% CPR

The following auumptions were used to create 100

Assumptions
G:RON-IR87H-G01 : Prepay:C100 ACPR
G:RON-IR87H-G2A : Prepay:T100 ACPR
G:RON-IR87H-G2B : Prepay:P100 ACPR
G:RON-IR87H-G2C : Prepay:H100 ACPR
For other tranches :Prepay:.00% CPR

The following auumptions were used to create 125

RON-IR87H
Sensitivity

Settle Date: 3/11/2003 US Treasury Curve Date: 2/12/2003

Assumptions
G:RON-IR87H-G01 : Prepay:C125 ACPR
G:RON-IR87H-G2A : Prepay:T125 ACPR
G:RON-IR87H-G2B : Prepay:P125 ACPR
G:RON-IR87H-G2C : Prepay:H125 ACPR
For other tranches :Prepay:.00% CPR

The following auumptions were used to create 150

Assumptions
G:RON-IR87H-G01 : Prepay:C150 ACPR
G:RON-IR87H-G2A : Prepay:T150 ACPR
G:RON-IR87H-G2B : Prepay:P150 ACPR
G:RON-IR87H-G2C : Prepay:H150 ACPR
For other tranches :Prepay:.00% CPR

Scenario Details For: 0

Pool/Group	Prepay	Loss
Default	.00% CPR	
G:RON-IR87H-G01	4.00% CPR	
G:RON-IR87H-G2A	2.00% CPR	
G:RON-IR87H-G2B	.00% CPR	
G:RON-IR87H-G2C	.00% CPR	

Scenario Details For: 50

Pool/Group	Prepay	Loss
Default	.00% CPR	
G:RON-IR87H-G01	C50 ACPR	
G:RON-IR87H-G2A	T50 ACPR	
G:RON-IR87H-G2B	P50 ACPR	
G:RON-IR87H-G2C	H50 ACPR	

Scenario Details For: 75

Pool/Group	Prepay	Loss
Default	.00% CPR	
G:RON-IR87H-G01	C75 ACPR	
G:RON-IR87H-G2A	T75 ACPR	
G:RON-IR87H-G2B	P75 ACPR	
G:RON-IR87H-G2C	H75 ACPR	

Scenario Details For: 100

Pool/Group	Prepay	Loss
Default	.00% CPR	
G:RON-IR87H-G01	C100 ACPR	
G:RON-IR87H-G2A	T100 ACPR	
G:RON-IR87H-G2B	P100 ACPR	
G:RON-IR87H-G2C	H100 ACPR	

Scenario Details For: 125

RON-IR87H
Sensitivity

Settle Date: 3/11/2003 US Treasury Curve Date: 2/12/2003

Pool/Group	Prepay	Loss
Default	.00% CPR	
G:RON-IR87H-G01	C125 ACPR	
G:RON-IR87H-G2A	T125 ACPR	
G:RON-IR87H-G2B	P125 ACPR	
G:RON-IR87H-G2C	H125 ACPR	

Scenario Details For: 150

Pool/Group	Prepay	Loss
Default	.00% CPR	
G:RON-IR87H-G01	C150 ACPR	
G:RON-IR87H-G2A	T150 ACPR	
G:RON-IR87H-G2B	P150 ACPR	
G:RON-IR87H-G2C	H150 ACPR	

Scenario Details For: 0

Pool/Group	Prepay	Loss
Default	.00% CPR	
G:RON-IR87H-G01	4.00% CPR	
G:RON-IR87H-G2A	2.00% CPR	
G:RON-IR87H-G2B	.00% CPR	
G:RON-IR87H-G2C	.00% CPR	

Scenario Details For: 50

Pool/Group	Prepay	Loss
Default	.00% CPR	
G:RON-IR87H-G01	C50 ACPR	
G:RON-IR87H-G2A	T50 ACPR	
G:RON-IR87H-G2B	P50 ACPR	
G:RON-IR87H-G2C	H50 ACPR	

Scenario Details For: 75

Pool/Group	Prepay	Loss
Default	.00% CPR	
G:RON-IR87H-G01	C75 ACPR	
G:RON-IR87H-G2A	T75 ACPR	
G:RON-IR87H-G2B	P75 ACPR	
G:RON-IR87H-G2C	H75 ACPR	

Scenario Details For: 100

Pool/Group	Prepay	Loss
Default	.00% CPR	
G:RON-IR87H-G01	C100 ACPR	
G:RON-IR87H-G2A	T100 ACPR	
G:RON-IR87H-G2B	P100 ACPR	
G:RON-IR87H-G2C	H100 ACPR	

Scenario Details For: 125

RON-IR87H
Sensitivity

Settle Date: 3/11/2003 US Treasury Curve Date: 2/12/2003

Pool/Group	Prepay	Loss
Default	.00% CPR	
G:RON-IR87H-G01	C125 ACPR	
G:RON-IR87H-G2A	T125 ACPR	
G:RON-IR87H-G2B	P125 ACPR	
G:RON-IR87H-G2C	H125 ACPR	

Scenario Details For: 150

Pool/Group	Prepay	Loss
Default	.00% CPR	
G:RON-IR87H-G01	C150 ACPR	
G:RON-IR87H-G2A	T150 ACPR	
G:RON-IR87H-G2B	P150 ACPR	
G:RON-IR87H-G2C	H150 ACPR	

IRWHE-0301

Pass Trigger

B1	Fwd Curves	
	CDR	Cum Loss
Call	6.65	21.193
Maturity	6.38	20.564

B1	Fwd Curves + 200	
	CDR	Cum Loss
Call	6.07	19.634
Maturity	5.8	18.977

Fail Trigger

B1	Fwd Curves	
	CDR	Cum Loss
Call	6.52	20.854
Maturity	6.04	19.618

B1	Fwd Curves + 200	
	CDR	Cum Loss
Call	5.94	19.282
Maturity	5.46	18.002